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                                  EXHIBIT 99.7

                              CONSENT OF W. YAMAOKA
                      TO BEING NAMED AS A QUALIFIED PERSON


April 30, 2004

I hereby consent to being named and identified as a "qualified person" in connection with the December 31, 2003 resource and reserve estimates in the Renewal Annual Information Form for the year ended December 31, 2003 (the "AIF") and the annual report on Form 40-F of Kinross Gold Corporation.

I also consent to the incorporation by reference of the information contained in the AIF into the Final Base Shelf Prospectus dated January 29, 2003 of Kinross Gold Corporation and into any prospectus or information circular that Kinross Gold Corporation may file in the future with Canadian securities regulatory authorities and I also hereby consent to the incorporation by reference of the information contained in the annual report on Form 40-F, into the Registration Statement on Form F-10, Registration No. 333-102660, and the Registration Statements on Form S-8 (Registration Statement Nos. 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross
Gold Corporation.

For the purposes of section 10.4(2) of National Instrument 44-101, I confirm that I have read the AIF and I have no reason to believe that there are any misrepresentations in the information contained therein that are derived from information I have prepared.

Sincerely,


/s/ W. Yamaoka
W. Yamaoka, Geologist CREA 40.256 D / SP